Exhibit 99.1

Jianpu Technology Inc. Announces Share Distribution

BEIJING, August 2, 2018 (PRNewswire) — Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced that its board of directors has authorized and approved the distribution of the Company’s ordinary shares held by RONG360 Inc. (“RONG360”) to the existing shareholders of RONG360 in proportion to RONG360’s current shareholding structure (“Share Distribution”), effective July 31, 2018. This Share Distribution plan has been disclosed in the Company’s Form F-1 declared effective on November 15, 2017 as a continuing step of the Company’s corporate restructuring. The register of members of the Company will be updated to reflect the changes relating to the Share Distribution in due course.

Prior to the Share Distribution, RONG360 beneficially owned all of the Company’s issued Class B ordinary shares, which constituted approximately 82.3% of the Company’s total issued and outstanding ordinary shares and 97.9% of the aggregate voting power of total issued and outstanding ordinary shares, and was deemed as the parent company of Jianpu.

Upon the completion of the Share Distribution, (1) each existing shareholder of RONG360 Inc. who is not a founder or founder affiliate will beneficially own only Class A ordinary shares; and (2) four co-founders of RONG360, Mr. Daqing (David) Ye, Mr. Jiayan Lu, Mr. Caofeng Liu and Mr. Chenchao Zhuang, beneficially own 28.2% of the Company’s total issued and outstanding ordinary shares and 77.5% of the aggregate voting power of the Company.

The following table sets forth information concerning the beneficial ownership of the Company’s ordinary shares as of July 31, 2018, following completion of the Share Distribution, for: i) each of the Company’s directors and executive officers; and ii) each person known to the Company to beneficially own more than 5% of the Company’s issued and outstanding ordinary shares. The calculations in the table below are based on ordinary shares outstanding as of July 31, 2018, including (1) 317,592,002 Class A ordinary shares, and (2) 102,471,795 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, the Company has included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as converted basis	% of beneficiary ownership	% of aggregate voting power
Directors and Executive Officers:
Daqing (David) Ye	776,796	33,254,625	34,031,421	8.1%	24.8%
Jiayan Lu	776,796	28,738,439	29,515,235	7.0%	21.5%
Caofeng Liu	776,796	13,377,901	14,154,697	3.4%	10.0%
Chenchao Zhuang	13,875,000	27,100,830	40,975,830	9.8%	21.2%
James Qun Mi	57,775,200	—	57,775,200	13.8%	4.3%
Kui Zhou	—	—	—	—	—
Yuanyuan Fan	*	—	*	*	*
Danny Lee	*	—	*	*	*
Xiaoyan Zhang	*	—	*	*	*
Yilü (Oscar) Chen	*	—	*	*	*
All directors and executive officers as a group	75,593,172	102,471,795	178,064,967	42.0%	82.0%
Principal Shareholders
JYLU Holdings Ltd.		28,738,439	28,738,439	6.8%	21.4%
Sun Flower Information Technology Ltd.	2,125,000	27,100,830	29,225,830	7.0%	20.3%
LEFT BK Holdings Ltd		17,663,915	17,663,915	4.2%	13.2%
Investment funds affiliated with Sequoia	62,337,381	—	62,337,381	14.8%	4.6%
Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P.	57,775,200	—	57,775,200	13.8%	4.3%
Torch International Investment Ltd.	32,786,229	—	32,786,229	7.8%	2.4%
Article Light Limited	26,536,229	—	26,536,229	6.3%	2.0%
Spring Bloom Investments Ltd.	25,760,000	—	25,760,000	6.1%	1.9%

Notes:

†   For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of the Company’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of the Company’s Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. The Company’s Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as may otherwise be required by law. The Company’s Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*     Less than 1% of the Company’s total outstanding shares.

Further information regarding the beneficial ownership of ordinary shares is included in the Company’s filings with the SEC.

About Jianpu Technology Inc.

Jianpu Technology Inc. (NYSE: JT) is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068

E-mail: IR@rong360.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: jianpu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: jianpu@tpg-ir.com

SOURCE: Jianpu Technology Inc.